July 30, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	TXCO Resources Inc.
Acceleration Request
Registration Statement on Form S-3 (File No. 333-150107)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, TXCO Resources Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that the same may become effective at 3:00 p.m., Eastern Time, on Friday, August 1, 2008.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

In addition, the Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

777 East Sonterra Boulevard • Suite 350 • San Antonio, Texas 78258 • (210) 496-5300 • fax (210) 496-5300 • www.txco.com

We request that the Registrant be notified of such effectiveness by a telephone call to Daryl L. Lansdale of Fulbright & Jaworski L.L.P., our outside counsel, at (210) 270-9367 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ M. Frank Russell

M. Frank Russell
Vice President and General Counsel

cc:	Daryl L. Lansdale, Jr.
Roy L. Goldman